UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-11411

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q

☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____________________________________________________________________

_____________________________________________________________________________________

PART I

REGISTRANT INFORMATION

QMed, Inc.

Full name of registrant

n/a

Former name if applicable

25 Christopher Way

Address of principal executive office (Street and number)

Eatontown, New Jersey 07724

City, state and zip code

PART II

RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

QMed, Inc. has determined that it is unable to file its Form 10-K for the year ended November 30, 2007 by the February 28, 2008 due date and accordingly, QMed, Inc is requesting the fifteen-day extension permitted by the rules of the Securities and Exchange Commission (the “SEC”).

On November 2, 2007, the Company announced it was unable to raise adequate capital to support both its operational needs and statutory reserve requirements and, as a result, was disengaging from Special Needs Plan related activity in South Dakota. On December 27, 2007, the Company announced the termination of its New Jersey Special Needs Plan. Accordingly, the results of operations of the Special Needs Plans will be reported as discontinued operations.

The Company is requesting additional time to complete the Form 10-K as the Company is still working to finalize the accounting records related to transactions associated with the discontinued operations.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
William T. Schmitt, Jr., Senior Vice President, Treasurer and Chief Financial Officer	(732) 544-5544
(Name)	(Area Code) (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒	No ☐

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒	No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has determined that its Special Needs Segment will be required to be presented as discontinued operations for all periods presented and is in process of finalizing the accounting records related to transactions associated with the discontinued operations.

                                                                                          QMed, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 28, 2008	By: /s/ William T. Schmitt, Jr.

William T. Schmitt, Jr.

Senior Vice President, Treasurer and Chief Financial Officer

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